April 1, 2016

Via Edgar Transmission

Ms. Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
Filed March 11, 2016
File No. 333-210102

Dear Ms. Hayes:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 28, 2016 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced registration statement (the “Registration Statement”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath it.

1.	Please amend your registration statement to include audited financial statements and related disclosures for the fiscal year ended December 31, 2015. We refer you to Article 8-08(b) of Regulation S-X.

Response: The Company has included in the Amended Registration Statement its audited financial statements and related disclosures for the fiscal year ended December 31, 2015.

* * *

Suzanne Hayes

April 1, 2016

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Mr. Scot Foley, Esq.
Ms. Mary Beth Breslin, Esq.
Dr. Alexander Zukiwski